Exhibit 99.1

27 August 2009

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo has announced the appointment of Betsy D. Holden to its Board effective 1 September 2009. Her responsibilities will include membership of the Audit, the Nomination and the Remuneration Committees. Ms Holden has over 25 years of experience in consumer goods and is currently a Senior Advisor to McKinsey & Company with a specific focus on strategy, marketing and innovation. She previously held senior roles at Kraft Foods Inc, including President, Global Marketing and Category Development, and Co-Chief Executive Officer, Kraft Foods, Inc.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

“Betsy's long career as a leader in the consumer goods industry internationally and in the US will be a great asset to Diageo. I look forward to welcoming her to the Board.”

ENDS

Enquiries
Diageo Investor Relations
Stephen Howe
+44 (0)20 7927 4216
Stephen.howe@diageo.com

Diageo Media Relations
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com

Notes to Editor

About Betsy D. Holden
Betsy D. Holden is a Senior Advisor to McKinsey & Company.  Ms Holden was formerly Co-CEO of Kraft Foods and CEO of Kraft Foods North America.  Kraft Foods is the largest food company in North America and the second largest in the world.

She has over 25 years of experience in consumer goods with expertise in general management, strategy, marketing and innovation.  In addition to her CEO role at Kraft, Ms Holden also held the positions of President, Global Marketing and Category Development; Executive Vice President with responsibility for Operations, Procurement, R&D, and Consumer Insights and Communications; President of the Kraft Cheese Division; President of the Pizza Division; plus multiple line brand management assignments.

Betsy Holden serves on the Boards of Tribune Company, Western Union Company, MediaBank LLC, the Kellogg School of Management Dean’s Advisory Board, and Duke University’s Trinity College Board of Visitors.  Betsy also is a Senior Fellow of the Kellogg Innovation Network, President of the Board of Off the Street Club, serves on the Board of the Chicago High School for the Arts and the Board of Trustees of the Museum of Science and Industry.  She is a member of the Economic Club of Chicago, the Commercial Club of Chicago, and the Chicago Network.

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.